UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF 733 BILLION FOR THE SECOND QUARTER OF 2016, WHICH REPRESENTS AN INCREASE OF 84% COMPARED TO THE PREVIOUS QUARTER AND AN INCREASE OF 6% COMPARED TO THE SECOND QUARTER OF 2015.

•	Net interest income grew 37.2% compared to 2Q15. This strong growth is explained by higher volumes in the loan portfolio and by an expansion of the net interest margin, which increased 70 basis points in the last year.

•	The net interest margin was 6.1% for the quarter. This result is supported by the balance sheet’s sensibility to hikes in the interest rates, the successive increases in the reference rate by the central bank, higher rates commanded on new loans, as well as, good performance in investments that ultimately improved the margin from 5.6% to 6.1% in the quarter.

•	Net fees increased by 12.4% compared to 2Q15. This solid growth was mainly driven by an increase in fees related to banking services, credit and debit cards, and distribution of insurance products through the bank’s network. This growth is mainly explained by a higher number of transactions.

•	Tier 1 increased during the quarter to 8.5%. The capital adequacy ratio was 13.16%, which indicates that Bancolombia has enough reserves and capital to maintain its operation and develop its business plan.

•	Efficiency for 2Q16 was 48.2%, improving compared to 1Q16. Higher net interest income as well as a tighter control on the growth of expenses led to an improvement in efficiency for the quarter.

August 18, 2016. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 20161. For the quarter ended on June 30, 2016 (“2Q16”), Bancolombia reported consolidated net income of COP 733 billion, or COP 751.4 per share - USD 1.03 per ADR. This net income represents 84.5% increase compared to the quarter ended on March 31, 2016 (“1Q16”) and 6.3% compared to the quarter ended on June 30, 2015 (“2Q15”).

All data, results, and analyses shown in this report, treat Tuya S.A. as a discontinued operation. For this reason, Bancolombia does not consolidate this operation in its consolidated financial statements and makes reference to it through a separate line on its Balance Sheet and Income Statement.

1. This report corresponds to the interim unaudited consolidated financial statements of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. These financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The statements of income for the quarter ended June 30, 2016 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov. CAUTIONARY NOTE REGARDING CHANGES IN THE BANK’S ACCOUNTING POLICIES: Beginning on January 1, 2015, the financial statements of BANCOLOMBIA are being prepared under IFRS. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, July 1, 2016 $2,919.01 = US$ 1

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BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q15	1Q16	2Q16	2Q16/1Q16	2Q16/2Q15
ASSETS
Net Loans	116,512,730	139,432,678	140,059,861	0.45%	20.21%
Investments	12,774,812	15,040,851	12,701,160	-15.56%	-0.58%
Other assets	28,975,786	36,911,252	35,638,296	-3.45%	22.99%
Total assets	158,263,328	191,384,781	188,399,317	-1.56%	19.04%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	97,540,528	117,399,796	115,047,681	-2.00%	17.95%
Other liabilities	42,121,701	54,200,764	52,905,953	-2.39%	25.60%
Total liabilities	139,662,229	171,600,560	167,953,634	-2.13%	20.26%
Non-controlling interest	515,767	1,100,018	1,108,505	0.77%	114.92%
Shareholders' equity	18,085,332	18,684,203	19,337,178	3.49%	6.92%
Total liabilities and shareholders' equity	158,263,328	191,384,781	188,399,317	-1.56%	19.04%

Interest income	2,707,759	3,668,507	3,892,103	6.10%	43.74%
Interest expense	(935,430)	(1,369,008)	(1,459,686)	6.62%	56.04%
Net interest income	1,772,329	2,299,499	2,432,417	5.78%	37.24%
Net provisions	(414,707)	(539,774)	(628,469)	16.43%	51.55%
Fees and income from service, net	508,518	565,430	571,672	1.10%	12.42%
Other operating income	310,524	363,765	339,063	-6.79%	9.19%
Total Dividends received and equity method	75,779	63,840	33,833	-47.00%	-55.35%
Total operating expense	(1,354,037)	(1,773,636)	(1,641,452)	-7.45%	21.23%
Profit before tax	898,406	979,124	1,107,064	13.07%	23.23%
Income tax	(209,626)	(550,848)	(362,900)	-34.12%	73.12%
Net income before non-controlling interest	688,780	428,276	744,164	73.76%	8.04%
Non-controlling interest	(9,042)	(35,555)	(21,411)	-39.78%	136.79%
Net income before Descontinued Operations	679,738	392,721	722,753	84.04%	6.33%
Discontinued Operations Net Income	9,585	4,645	10,306	121.87%	7.52%
Net income	689,323	397,366	733,059	84.48%	6.34%

		Quarter		As of
PRINCIPAL RATIOS	2Q 15	1Q 16	2Q 16	2Q15	2Q16
PROFITABILITY
Net interest margin (1) from continuing operations	5.43%	5.65%	6.09%	5.50%	5.86%
Return on average total assets (2) from continuing operations	1.77%	0.81%	1.53%	1.70%	1.17%
Return on average shareholders´ equity (3)	15.56%	8.10%	15.19%	14.87%	11.56%
EFFICIENCY
Operating expenses to net operating income	50.83%	54.21%	48.23%	52.76%	51.20%
Operating expenses to average total assets	3.50%	3.72%	3.43%	3.68%	3.57%
Operating expenses to productive assets	4.12%	4.42%	4.04%	4.36%	4.23%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.43%	9.76%	10.26%	11.43%	10.26%
Technical capital to risk weighted assets	13.67%	12.96%	13.16%	13.67%	13.16%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.10	0.54	1.03	1.75	1.59
Net income per share $COP from continuing operations	712.59	408.31	751.44	1,351.93	1,159.75
P/BV ADS (4)	1.49	1.32	1.27	1.49	1.27
P/BV Local (5) (6)	1.42	1.27	1.18	1.42	1.19
P/E (7) from continuing operations	9.57	15.39	8.18	10.09	10.60
ADR price	43.00	34.18	34.92	43.00	34.92
Common share price (8)	26,700	24,700	23,800	26,700	23,800
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,598.68	3,000.63	2,919.01	2,598.68	2,919.01

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

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1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2016, Bancolombia’s assets totaled COP 188,399 billion, which represents a decrease of 1.6% compared to 1Q16 and an increase of 19.0% compared to 2Q15. The consolidation of BAM at the end of 2015 contributes with 7.0% of the total asset’s annual growth (37% of marginal growth).

During the quarter, the COP appreciated 2.7% versus the USD and depreciated 12.3% over the past 12 months. The decrease in total assets is largely explained by the reduced value of loans denominated in dollars that represent fewer pesos when converted and a reduction in the position of investment and derivatives.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 2919.01 COP)	2Q16	2Q16/1Q16	2Q16	2Q16/1Q16	2Q16	2Q16/1Q16	2Q16	2Q16/1Q16
Commercial loans	65,731,495	2.64%	38,376,060	-4.50%	13,146,944	-1.83%	104,107,555	-0.11%
Consumer loans	13,409,022	4.61%	8,322,584	-0.76%	2,851,167	2.01%	21,731,606	2.48%
Mortgage loans	10,901,942	4.43%	8,138,883	0.93%	2,788,234	3.75%	19,040,825	2.90%
Small business loans	652,003	6.46%	326,328	4.38%	111,794	7.30%	978,331	5.76%
Interests paid in advance	(22,337)	2.72%	-	100.00%	-	100.00%	(22,337)	2.72%
Gross loans	90,672,034	3.17%	55,163,434	-3.13%	18,897,994	-0.42%	145,835,980	0.69%

The quarter 2Q16 shows an increase in gross loans of 0.7%. In the quarter the consumer, mortgage and small business segments increased while the commercial segment slightly decreased. In addition, in comparison with a year ago, total gross loans grew 20.3%. Of this annual growth, 6.3% (31% of marginal variation) is explained by the incorporation of BAM.

Gross loans denominated in currencies different from COP product of our operation in El Salvador, Panama and Guatemala accounted for 37.8% at the end of 2Q16.

Total reserves (allowances in the balance sheet) for loan losses increased by 6.9% during 2Q16 and totaled COP 5,776 billion, equivalent to 4.0% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	2Q15	1Q16	2Q16	2Q16/1Q16	2Q16/2Q15	% of total loans
Commercial	86,529,972	104,222,799	104,107,555	-0.11%	20.31%	71.4%
Consumer	18,307,774	21,204,782	21,731,606	2.48%	18.70%	14.9%
Mortgage	15,634,121	18,503,948	19,040,825	2.90%	21.79%	13.1%
Microcredit	753,175	925,065	978,331	5.76%	29.89%	0.7%
Interests received in advance	(22,528)	(21,747)	(22,337)	2.71%	-0.85%	0.0%
Total loan portfolio	121,202,514	144,834,847	145,835,980	0.69%	20.32%	100.0%
Allowance for loan losses	(4,689,784)	(5,402,169)	(5,776,119)	6.92%	23.16%
Total loans, net	116,512,730	139,432,678	140,059,861	0.45%	20.21%

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1.3.	Investment Portfolio

As of June 30, 2016, Bancolombia’s net investment portfolio totaled COP 12,701 billion, decreasing 15.6% compared to the figure reported in 1Q16 and 0.6% compared to 2Q15. The investment portfolio consists primarily of debt securities, which represent 67.1% of Bancolombia’s total investments and 4.5% of assets at the end of 2Q16. The decrease in the portfolio, during the quarter, is due to a decision to reduce the impact of interest rate hikes and aims to keep the duration at historically low levels.

At the end of 2Q16, the investments in debt securities had a duration of 18.5 months and a yield to maturity of 7.32%.

1.4.	Goodwill and intangibles

As of 2Q16, Bancolombia’s goodwill and intangibles totaled COP 6,524 billion, decreasing 2.3% compared to 1Q16. This variation is explained by the appreciation of the COP against the USD during the quarter.

1.5.	Funding

As of June 30, 2016, Bancolombia’s liabilities totaled COP 167,954 billion, decreasing 2.1% with respect to 1Q16 and increasing 20.3% compared to 2Q15. Of this annual growth, 7.1% (35% of marginal variation) is explained by the incorporation of BAM.

Deposits by customers totaled COP 114,586 billion (or 68.2% of liabilities) at the end of 2Q16, decreasing 1.9% during the quarter and increasing 17.9% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 116% at the end of 2Q16, which marks an increase in comparison to the 113% reported in 1Q16.

Bancolombia’s funding strategy during the last months has been to extend the average life of time deposits and promote saving accounts in the consumer segment in order to keep the funding cost to the minimum. The objective is to build and maintain ample liquidity and increase the sensibility in the balance sheet to hikes in the interest rates, which has been reflected in higher net interest margin. This strategy, added to the Central Bank’s rate hikes, increased the cost of deposits during the quarter.

Funding mix	2Q15		1Q16		2Q16
COP Million
Checking accounts	17,852,471	14%	21,894,531	14%	20,612,607	13%
Saving accounts	39,136,638	30%	46,863,823	29%	44,690,042	29%
Time deposits	39,165,003	30%	46,788,999	29%	48,178,387	31%
Other deposits	4,135,788	3%	5,023,147	3%	3,888,370	2%
Long term debt	15,127,037	12%	18,586,652	12%	18,102,041	12%
Loans with banks	15,161,308	12%	20,441,690	13%	20,416,321	13%
Total Funds	130,578,245	100%	159,598,842	100%	155,887,768	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q16 was COP 19,337 billion, increasing 3.5% or COP 653 billion, with respect to the COP 18,684 billion reported at the end of 1Q16.

Bancolombia’s capital adequacy ratio was 13.16% in 2Q16. This figure highlights the company’s solid capital position.

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Bancolombia’s capital adequacy ratio was 416 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 8.46%, 396 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 6.91% at the end of 2Q16.

In the last months, Bancolombia has generated capital organically due to the appropriation of earnings and to the best allocation of capital in different products, at the same time Bancolombia has reduced the VaR consumption in several segments.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q15%		1Q16%		2Q16%
Basic capital (Tier I)	11,020,242	8.16%	13,741,047	8.20%	13,916,753	8.46%
Additional capital (Tier II)	7,425,582	5.50%	7,985,639	4.76%	7,731,554	4.70%
Technical capital (1)	18,445,824		21,726,686		21,648,307
Risk weighted assets included market risk	135,079,386		167,605,948		164,485,160
CAPITAL ADEQUACY (2)		13.66%		12.96%		13.16%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

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2.	INCOME STATEMENT

Net income totaled COP 733 billion in 2Q16, or COP 751.4 per share - USD 1.03 per ADR (excluding discontinued operations). This net income represents an increase of 84.5% compared to 1Q16 and 6.3% compared to 2Q15. This increase in net income, in the quarter, is explained by an increase in the net interest income, as well as, the normalization of tax on wealth. Bancolombia’s annualized ROE for 2Q16 was 15.2%.

2.1.	Net Interest Income

Net interest income totaled COP 2,432 billion in 2Q16, 5.8% more than that reported in 1Q16, and 37.2% higher than the figure for 2Q15. Higher volumes in loans and interest margins drove the positive annual performance of this line. Of this annual increase in revenue, BAM contributes 6.0% (16% of marginal variation). The quarterly performance is explained by an improvement in the net interest margin.

During 2Q16, the investment, interest rate derivatives and repos portfolio generated COP 182 billion.

Net Interest Margin

The annualized net interest margin increased to 6.1% in 2Q16. The annualized net interest margin for investments was 2.8%, lower than the 3.0% of 1Q16 and the annualized net interest margin of the loan portfolio was 6.4%, growing 50bp compared to 1Q16.

The re-pricing of existing loans and the origination of new loans at higher rates were the factors that drove the net interest margin expansion during the quarter.

Annualized Interest
Margin	2Q15	1Q16	2Q16
Loans' Interest margin	6.0%	5.9%	6.4%
Debt investments' margin	-0.5%	3.0%	2.8%
Net interest margin	5.4%	5.6%	6.1%

The funding cost increased during 2Q16 due to the increase in the reference rate of the Colombian Central Bank. Savings and checking accounts remained the same as a proportion of the total cost of funding presented last quarter, and the annualized average weighted cost of deposits was 3.15% in 2Q16, increasing 36 basis points compared to 1Q16.

Average weighted
funding cost	2Q15	1Q16	2Q16
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.35%	1.77%	2.01%
Time deposits	4.42%	5.13%	5.67%
Total deposits	2.34%	2.79%	3.15%
Long term debt	6.24%	7.18%	7.20%
Loans with banks	1.97%	2.54%	2.58%
Total funding cost	2.76%	3.27%	3.54%

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2.2.	Fees and Income from Services

During 2Q16, net fees and income from services totaled COP 572 billion, increasing 1.1% with respect to 1Q16 and 12.4% with respect to 2Q15. The positive performance in fees is due to higher volumes of transactions and the outstanding performance of banking services, credit and debit cards and bancassurance.

Fees from credit and debit cards increased 0.4% compared to 1Q16 and 7.0% compared to 2Q15. Fees from asset management and trust services increased 1.0% compared to 1Q16 and 9.7% compared to 2Q15. Fees from our bancassurance business increased 26.2% compared to 1Q16, due largely to seasonal variations, and 32.3% with respect to 2Q15, thanks to the successful cross-selling initiatives led by our sales teams.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2016
(COP millions)	May-15	May-16	Growth	Market Share
Bancolombia VISA	1,450,041	1,933,852	33.37%	9.08%
Bancolombia Mastercard	1,684,889	1,999,686	18.68%	9.39%
Bancolombia American Express	1,651,998	1,596,106	-3.38%	7.50%
Total Bancolombia	4,786,928	5,529,644	15.52%	25.97%
Colombian Credit Card Market	18,192,153	21,292,010	17.04%

CREDIT CARD MARKET SHARE			%	2016
(Outstanding credit cards)	May-15	May-16	Growth	Market Share
Bancolombia VISA	530,166	632,550	19.31%	5.61%
Bancolombia Mastercard	684,295	786,212	14.89%	6.98%
Bancolombia American Express	692,764	620,027	-10.50%	5.50%
Total Bancolombia	1,907,225	2,038,789	6.90%	18.09%
Colombian Credit Card Market	10,202,533	11,267,243	10.44%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 339 billion in 2Q16, decreasing by 6.8% compared to 1Q16, and growing by 9.2% with respect to 2Q15.

Revenues aggregated in the operating leases line totaled COP 118 billion in 2Q16, increasing by 0.2% compared to 1Q16 and 26.0% compared to those reported in 2Q15.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The capital balance for past due loans (those that are overdue for more than 30 days) totaled COP 4,357 billion at the end of 2Q16 and represented 3.1% of total gross loans, showing a slight increase compared to 1Q16. During 2Q16, the restructuring of Conalvias Construcciones SAS took place and is no longer considered overdue. However, the allowance related to this client is still on the Balance sheet. Charge-offs totaled COP 313 billion in 2Q16.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 121.4% at the end of 2Q16, increasing compared to 106.2% in 1Q16. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 80.0% at the end of 2Q16, decreasing with respect to the 85.9% reported in 1Q16.

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The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 24 billion in 2Q16, showing a decrease of 97.0% mainly explained by the restructuring of Conalvias Construcciones SAS. Provision charges (net of recoveries) totaled COP 628 billion in 2Q16. Provisions as a percentage of the average gross loans were 1.7% for 2Q16.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 5,288 billion, or 3.8% of total loans at the end of 2Q16. This proportion is slightly higher than the 3.5% presented at the end of 1Q16.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	2Q15	1Q16	2Q16
Total 30-day past due loans	3,761,653	4,645,700	4,357,450
Allowance for loan losses (1)	4,578,033	4,934,311	5,288,410
Past due loans to total loans	3.19%	3.33%	3.10%
“C”, “D” and “E” loans as a percentage of total loans	3.87%	4.11%	4.71%
Allowances to past due loans	121.70%	106.21%	121.36%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	100.42%	85.95%	79.93%
Allowance for loan losses as a percentage of total loans	3.89%	3.54%	3.76%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	2Q15	1Q16	2Q16
Commercial loans	71.7%	1.9%	2.39%	2.01%
Consumer loans	15.1%	4.5%	4.83%	4.95%
Microcredit	0.7%	8.6%	8.40%	8.24%
Mortgage loans *	12.5%	6.7%	6.83%	6.86%
PDL TOTAL		3.10%	3.33%	3.10%

PDL Per Category			90 days
	% Of loan Portfolio	2Q15	1Q16	2Q16
Commercial loans	71.7%	1.4%	1.67%	1.49%
Consumer loans	15.1%	2.3%	3.07%	3.30%
Microcredit	0.7%	5.5%	5.18%	5.08%
Mortgage loans	12.5%	3.2%	2.62%	2.66%
PDL TOTAL		1.80%	2.01%	1.94%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS AND FINANCIAL LEASES CLASSIFICATION	2Q15		1Q16		2Q16
(COP millions)
¨A¨ Normal	106,537,991	90.48%	125,295,403	89.80%	125,679,281	89.38%
¨B¨ Subnormal	6,652,523	5.65%	8,504,797	6.09%	8,311,814	5.91%
¨C¨ Deficient	1,953,865	1.66%	2,524,384	1.81%	3,193,474	2.27%
¨D¨ Doubtful recovery	1,727,909	1.47%	1,626,057	1.17%	2,161,634	1.54%
¨E¨ Unrecoverable	877,204	0.74%	1,590,147	1.13%	1,260,812	0.90%
Total	117,749,492	100.00%	139,540,789	100.00%	140,607,016	100.00%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.87%		4.11%		4.71%

2.5.	Operating Expenses

During 2Q16, operating expenses totaled COP 1,641 billion, decreasing 7.4% with respect to 1Q16 and increasing 21.2% with respect to 2Q15. The decrease in the quarter is explained by the tax on wealth that is not caused for 2Q16 and a decrease in bonus plan payments. Of this annual increase in personnel expenses, BAM contributes 6.1% (29% of the marginal increase).

8

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 682 billion in 2Q16, decreasing 2.3% compared to 1Q16 and increasing 23.5% compared to 2Q15. Of this annual growth in personnel expenses, BAM contributes 6.7% (29% of the marginal increase).

During 2Q16, administrative expenses totaled COP 650 billion, increasing 13.7% compared to 1Q16 and 23.4% as compared to 2Q15. Of this annual growth in administrative expenses, BAM Contributes 3.0% (13% of the marginal increase).

Depreciation and amortization expenses totaled COP 118 billion in 2Q16, decreasing 22.5% compared to 1Q16 and increasing 14.5% compared to 2Q15.

As of June 30, 2016, Bancolombia had 34,699 employees, owned 1,173 branches, 5,256 ATMs, and served more than 11 million customers.

2.6.	Taxes

The income tax was COP 363 billion, which represented a 34.1% decrease compared to 1Q16, and 73.1% increase compared to 2Q15.

For 2Q16, the FX rate had less volatility, which lead to a lesser impact in the income tax provision.

9

3.	RECENT DEVELOPMENTS

•	April 22, 2016, Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) announces that it has filed its annual report on Form 20-F for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the “SEC”).

•	May 31, 2016, Bancolombia announces that the process for the sale of 100% of its minority stake in Cifin S.A. was concluded. This sale, which took place as a transaction between various financial institutions as sellers, including Bancolombia, and TransUnion Netherlands II B.V., as buyer, was announced to the market last February 9, 2016. Bancolombia received on the date the sum of COP 21,667,858,544.75 for the sale of 35,264 remaining shares

•	June 20, 2016, the Board of Directors of Bancolombia S.A and Leasing Bancolombia S.A Compañia de Financiamiento, approved the initiation of a merger process pursuant to which Bancolombia will acquire its subsidiary specialized in the leasing business.

The merger, which seeks to take advantage of the synergies and complementarities between both companies, as well as looking for efficiencies and a better value proposal to Grupo Bancolombia´s clients, is expected to close during the third quarter of 2016.

10

4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 11 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838 / (574) 4043917.

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Camilo Arbelaez (Analyst) / Juliana Álvarez (Analyst)

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

11

BALANCE SHEET				Growth
(COP million)	Jun-15	Mar-16	Jun-16	Jun- 16 / Mar-16	Jun-16 / Jun-15	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	10,771,960	14,577,824	13,431,742	-7.86%	24.69%	7.13%
Interbank borrowings	1,087,203	1,504,929	1,287,396	-14.45%	18.41%	0.68%
Reverse repurchase agreements and other similar secured lend	1,236,053	1,148,346	1,839,198	60.16%	48.80%	0.98%
Investments	12,774,812	15,040,851	12,701,160	-15.56%	-0.58%	6.74%
Derivative financial instruments - Assets	1,354,933	2,350,871	2,122,042	-9.73%	56.62%	1.13%
Loans and advances to customers	121,202,514	144,834,847	145,835,980	0.69%	20.32%	77.41%
Allowance for loan and lease losses	(4,689,784)	(5,402,169)	(5,776,119)	6.92%	23.16%	-3.07%
Investment in associates and joint ventures	1,300,574	531,794	538,424	1.25%	-58.60%	0.29%
Goodwill and Intangible assets	4,933,553	6,676,098	6,523,651	-2.28%	32.23%	3.46%
Premises and equipment	2,694,491	3,151,168	3,170,050	0.60%	17.65%	1.68%
Investment property	1,261,018	1,548,778	1,573,143	1.57%	24.75%	0.84%
Prepayments	230,391	256,196	272,021	6.18%	18.07%	0.14%
Tax receivables	727,901	704,181	833,042	18.30%	14.44%	0.44%
Deferred tax	459,257	648,981	651,250	0.35%	41.81%	0.35%
Assets held for sale	1,724,518	2,144,757	2,191,534	2.18%	27.08%	1.16%
Other assets	1,193,934	1,667,329	1,204,803	-27.74%	0.91%	0.64%
Total assets	158,263,328	191,384,781	188,399,317	-1.56%	19.04%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	97,208,199	116,805,706	114,586,083	-1.90%	17.88%	60.82%	68.22%
Interbank Deposits	332,329	594,090	461,598	-22.30%	38.90%	0.25%	0.27%
Derivative financial instrument - Liabilities	1,106,328	1,990,850	1,768,256	-11.18%	59.83%	0.94%	1.05%
Borrowings from other financial institutions	14,828,979	19,847,600	19,954,723	0.54%	34.57%	10.59%	11.88%
Debt securities in issue	15,127,037	18,586,652	18,102,041	-2.61%	19.67%	9.61%	10.78%
Preferred shares	551,401	538,348	552,414	2.61%	0.18%	0.29%	0.33%
Repurchase agreements and other similar secured borrowing	3,081,701	3,764,794	2,783,323	-26.07%	-9.68%	1.48%	1.66%
Tax liabilities	324,900	594,371	714,805	20.26%	120.01%	0.38%	0.43%
Deferred tax liabilities	776,156	1,389,287	1,465,720	5.50%	88.84%	0.78%	0.87%
Employee pension plan	136,146	130,643	133,115	1.89%	-2.23%	0.07%	0.08%
Liabilities relating to assets held for sale	1,417,174	1,845,726	1,865,349	1.06%	31.62%	0.99%	1.11%
Other liabilities	4,771,879	5,512,493	5,566,207	0.97%	16.65%	2.95%	3.31%
Total liabilities	139,662,229	171,600,560	167,953,634	-2.13%	20.26%	89.15%	100.00%
SHAREHOLDERS' EQUITY
Capital	480,914	480,914	480,914	0.00%	0.00%	0.26%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.58%
Appropriate reserves	6,006,764	7,097,545	7,148,157	0.71%	19.00%	3.79%
Retained earnings	5,969,300	4,231,281	4,913,717	16.13%	-17.68%	2.61%
Cumulative other comprehensive income	770,900	2,017,009	1,936,936	-3.97%	151.26%	1.03%
Stockholders’ equity attributable the owners of the parent company	18,085,332	18,684,203	19,337,178	3.49%	6.53%	10.26%
Non-controlling interest	515,767	1,100,018	1,108,505	0.77%	114.92%	0.59%
Total liabilities and stockholders' equity	158,263,328	191,384,781	188,399,317	-1.56%	19.04%	100.00%

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INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-15	Jun-16	Jun-16 / Jun-15	2Q 15	1Q 16	2Q 16	2Q16 / 1Q16	2Q16 / 2Q15
Interest income and expenses
Interest on loans
Commercial	2,549,027	3,749,039	47.08%	1,296,029	1,824,372	1,924,667	5.50%	48.50%
Consumer	1,117,607	1,400,178	25.28%	558,949	664,403	735,775	10.74%	31.64%
Small business loans	88,360	112,502	27.32%	45,534	54,921	57,581	4.84%	26.46%
Mortgage	677,838	983,680	45.12%	354,635	487,771	495,909	1.67%	39.84%
Leasing	760,415	936,876	23.21%	383,957	446,753	490,123	9.71%	27.65%
Total Interest on loans	5,193,247	7,182,275	38.30%	2,639,104	3,478,220	3,704,055	6.49%	40.35%
Overnight and market funds	6,192	11,662	88.34%	3,389	5,942	5,720	-3.74%	68.78%
Investment
Debt investments, net	23,318	86,999	273.10%	10,839	43,030	43,969	2.18%	305.66%
Net gains from investment activities at fair value through income statement
Debt investments	221,433	338,800	53.00%	82,439	173,660	165,140	-4.91%	100.32%
Derivatives	(14,626)	(50,761)	247.06%	4,662	(37,394)	(13,367)	-64.25%	-386.72%
Repos	(46,592)	(8,876)	-80.95%	(23,964)	3,368	(12,244)	-463.54%	-48.91%
Other	(12,377)	511	104.13%	(8,710)	1,681	(1,170)	-169.60%	-86.57%
Total Net gains from investment activities at fair value through profit and loss	147,838	279,674	89.18%	54,427	141,315	138,359	-2.09%	154.21%
Total interest on investment securities	171,156	366,673	114.23%	65,266	184,345	182,328	-1.09%	179.36%
Total interest income	5,370,595	7,560,610	40.78%	2,707,759	3,668,507	3,892,103	6.10%	43.74%
Interest expense
Borrowing costs	(196,542)	(348,759)	77.45%	(95,138)	(167,241)	(181,518)	8.54%	90.79%
Overnight funds	(3,860)	(2,822)	-26.89%	(1,730)	(1,423)	(1,399)	-1.69%	-19.13%
Debt securities in issue	(473,093)	(671,506)	41.94%	(238,247)	(341,406)	(330,100)	-3.31%	38.55%
Deposits	(1,089,796)	(1,754,490)	60.99%	(568,364)	(837,077)	(917,413)	9.60%	61.41%
Preferred Shares Dividends	(29,156)	(29,156)	0.00%	(14,065)	(15,091)	(14,065)	-6.80%	0.00%
Other interest (expense)	(27,701)	(21,961)	-20.72%	(17,886)	(6,770)	(15,191)	124.39%	-15.07%
Total interest expense	(1,820,148)	(2,828,694)	55.41%	(935,430)	(1,369,008)	(1,459,686)	6.62%	56.04%
Net interest income	3,550,447	4,731,916	33.28%	1,772,329	2,299,499	2,432,417	5.78%	37.24%
Loan loss provisions	(768,752)	(1,279,538)	66.44%	(438,179)	(593,873)	(685,665)	15.46%	56.48%
Recovery of charged-off loans	99,888	137,808	37.96%	70,780	61,820	75,988	22.92%	7.36%
Other assets impairment	(51,950)	(26,513)	-48.96%	(47,308)	(7,721)	(18,792)	143.39%	-60.28%
Total net provisions	(720,814)	(1,168,243)	62.07%	(414,707)	(539,774)	(628,469)	16.43%	51.55%
Net interest income after provision, net	2,829,633	3,563,673	25.94%	1,357,622	1,759,725	1,803,948	2.51%	32.88%
Fees and other service income
Banking services	292,184	390,895	33.78%	148,197	190,589	200,306	5.10%	35.16%
Credit and debit card fees	484,856	541,166	11.61%	253,465	270,017	271,149	0.42%	6.98%
Brokerage	11,541	12,635	9.48%	6,805	5,831	6,804	16.69%	-0.01%
Acceptances, Guarantees and Standby letters of credits	21,950	25,178	14.71%	10,659	12,474	12,704	1.84%	19.19%
Trust	130,823	143,004	9.31%	65,527	71,127	71,877	1.05%	9.69%
Bancassurance	122,298	163,067	33.34%	68,782	72,093	90,974	26.19%	32.26%
Payments and Collections	96,202	108,715	13.01%	49,774	51,684	57,031	10.35%	14.58%
Other	159,150	205,343	29.02%	85,703	101,573	103,770	2.16%	21.08%
Total Fees and other service income	1,319,004	1,590,003	20.55%	688,912	775,388	814,615	5.06%	18.25%
Fees and other service expenses
Banking services	(135,482)	(173,741)	28.24%	(67,593)	(81,069)	(92,672)	14.31%	37.10%
Other	(209,022)	(279,160)	33.56%	(112,801)	(128,889)	(150,271)	16.59%	33.22%
Total Fees and other service expenses	(344,504)	(452,901)	31.46%	(180,394)	(209,958)	(242,943)	15.71%	34.67%
Total fees and income from services, net	974,500	1,137,102	16.69%	508,518	565,430	571,672	1.10%	12.42%
Other operating income
Derivatives FX contracts	100,724	46,116	-54.22%	51,335	69,515	(23,399)	-133.66%	-145.58%
Net foreign exchange	90,010	133,491	48.31%	35,801	26,837	106,654	297.41%	197.91%
Hedging	(6,382)	(18,201)	185.19%	1,505	(13,985)	(4,216)	-69.85%	-380.13%
Operating leases	195,900	235,054	19.99%	93,349	117,383	117,671	0.25%	26.05%
Gains (or losses) on sale of assets	4,892	24,607	403.00%	(8,647)	12,764	11,843	-7.22%	236.96%
Other reversals	1,736	671	-61.35%	670	393	278	-29.26%	-58.51%
Other income	282,612	281,090	-0.54%	136,511	150,858	130,232	-13.67%	-4.60%
Total other operating income	669,492	702,828	4.98%	310,524	363,765	339,063	-6.79%	9.19%
Dividends received and equity method
Dividends	20,209	22,286	10.28%	10,242	11,980	10,306	-13.97%	0.62%
Equity investments	57,528	52,015	-9.58%	47,325	41,019	10,996	-73.19%	-76.76%
Equity method	51,939	23,372	-55.00%	18,212	10,841	12,531	15.59%	-31.19%
Total Dividends received and equity method	129,676	97,673	-24.68%	75,779	63,840	33,833	-47.00%	-55.35%
Total income	4,603,301	5,501,276	19.51%	2,252,443	2,752,760	2,748,516	-0.15%	22.02%

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INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-15	Jun-16	Jun-16 / Jun-15	2Q 15	1Q 16	2Q 16	2Q16 / 1Q16	2Q16 / 2Q15
Operating expenses
Salaries and employee benefits	(938,219)	(1,192,344)	27.09%	(469,076)	(582,698)	(609,646)	4.62%	29.97%
Bonuses	(137,134)	(187,735)	36.90%	(83,284)	(115,478)	(72,257)	-37.43%	-13.24%
Administration and general expenses	(1,009,015)	(1,222,107)	21.12%	(526,739)	(571,946)	(650,161)	13.68%	23.43%
Contributions and other tax burden	(228,234)	(280,238)	22.79%	(118,604)	(144,549)	(135,689)	-6.13%	14.41%
Provision, depreciation and amortization	(213,091)	(270,271)	26.83%	(103,069)	(152,266)	(118,005)	-22.50%	14.49%
Other expenses	(116,469)	(117,683)	1.04%	(53,265)	(61,989)	(55,694)	-10.16%	4.56%
Tax on wealth	(159,963)	(144,710)	-9.54%	-	(144,710)	-	-100.00%	0.00%
Total operating expenses	(2,802,125)	(3,415,088)	21.87%	(1,354,037)	(1,773,636)	(1,641,452)	-7.45%	21.23%
Profit before tax	1,801,176	2,086,188	15.82%	898,406	979,124	1,107,064	13.07%	23.23%
Income tax	(467,892)	(913,748)	95.29%	(209,626)	(550,848)	(362,900)	-34.12%	73.12%
Net income before non-controlling interest	1,333,284	1,172,440	-12.06%	688,780	428,276	744,164	73.76%	8.04%
Non-controlling interest	(32,960)	(56,966)	72.83%	(9,042)	(35,555)	(21,411)	-39.78%	136.79%
Net income before Discontinued Operations	1,300,324	1,115,474	-14.22%	679,738	392,721	722,753	84.04%	6.33%
Discontinued Operations Net Income	20,900	14,951	-28.46%	9,585	4,645	10,306	121.87%	7.52%
Net income	1,321,224	1,130,425	-14.44%	689,323	397,366	733,059	84.48%	6.34%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: August 18, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance